SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Rule 13d-1)

HouseRaising, Inc.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

4418W 1 06

(CUSIP Number)

Mr. David Ervin, Trustee
The Robert V. McLemore Revocable Trust
4801 East Independence Boulevard, Suite 201
Charlotte, North Carolina 28212
(704) 532-2121

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 9, 2007

(Date of Event Which Requires Filing of This Statement)

Copies To:

Harold H. Martin, Esq.
Martin & Pritchett, P.A.
17115 Kenton Drive, Suite 202A
Cornelius, North Carolina 28031
Tel: (704) 584-0268
Fax: (704) 895-1528

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Robert V. McLemore Revocable Trust

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 6,704,040

	8.	SHARED VOTING POWER 0

	9.	SOLE DISPOSITIVE POWER 6,704,040

	10.	SOLE DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,704,040

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.9%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

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Item 1. Security and Issuer.

This Statement on Schedule 13D relates to shares of common stock, $.001 par value (the "Common Stock"), of HouseRaising, Inc., a North Carolina corporation (the “Issuer”), whose principal executive offices are located at 4801 East Independence Boulevard, Suite 201, Charlotte, North Carolina 28212. There were 51,836,725 issued and outstanding shares of the Issuer’s Common Stock as of February 9, 2007. The Reporting Person is a family trust organized under the laws of the State of North Carolina, and is the beneficial owner of 6,704,040 shares of the Issuer’s Common Stock, representing 12.9% of the Issuer’s issued and outstanding shares of Common Stock.

Item 2. Identity and Background.

a.	The name of the Reporting Person is The Robert V. McLemore Revocable Trust (the “Trust”).

b.	The business address of the Trust is 4801 East Independence Boulevard, Suite 201, Charlotte, North Carolina 28212.

c.
The Trust’s principal business is holding assets for the benefit of family members of the late Robert V. McLemore, and its principal address is 4801 East Independence Boulevard, Suite 201, Charlotte, North Carolina 28212.

d.	During the past five years, the Trust has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e.
During the past five years, the Trust has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding the Trust was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

There was no source and amount of funds or other consideration used in making the purchases reported on this schedule. The Trust received 6,704,040 shares of Common Stock and 245,671 shares of Series A Convertible Preferred Stock pursuant to an Agreement and Plan of Merger, dated February 19, 2004 (the “Merger Agreement”), among Technology Connections, Inc., a North Carolina corporation (“Technology Connections”), HouseRaising, Inc., a Delaware corporation (“HouseRaising”), and the shareholders of HouseRaising. Pursuant to the Merger Agreement, HouseRaising merged with and into (the “Merger”) Technology Connections, and 27,288,732 shares of Common Stock and 1,000,000 shares of Series A Convertible Preferred Stock of Technology Connections were issued in exchange for all of the issued and outstanding shares of HouseRaising. After the Merger was consummated, Technology Connections changed its name to HouseRaising, Inc.

The Trust was a shareholder of HouseRaising prior to the time of the Merger, and received a pro rata share of the Common Stock and Series A Convertible Preferred Stock issued in the Merger. The Series A Convertible Preferred Stock is convertible into ten shares of Common Stock on a date which is five years after the date of issuance, and it votes together with the Common Stock on an “as converted” basis. The Series A Convertible Preferred Stock is not registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and is not considered an “equity security” for purposes of Section 13 of the Exchange Act.

Item 4. Purpose of Transaction.

The Trust is the holder of 6,704,040 shares of Common Stock and 245,641 shares of Series A Convertible Preferred Stock. Until his death on November 23, 2006, Mr. Robert V. McLemore was the sole Trustee, and he was also the Founder and President of the Issuer. Mr. McLemore had sole voting and sole dispositive power over the shares held in trust for the benefit of the McLemore family. Since his death, Mr. McLemore’s successor trustee is David Ervin. His business address is 777 Gloucester Street, Ste. 414, Brunswick, GA 31520.

The Trust is a party to a Shareholders’ Agreement described in Item 6 hereof, which limits the voting and dispositive power of the Trustee.

Item 5. Interest in Securities of the Issuer.

a. At present, the Issuer has issued and outstanding 51,836,725 shares of Common Stock, of which The Trust beneficially owns 6,704,040 shares of Common Stock . The Trust is not part of a group within the meaning of Section 13(d)(3) of the Act.

b. The following table indicates the number of shares as to which The Trustee of the Trust has sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition.

Sole Voting Power

Name of Person	Number of Shares	Percent Outstanding
David Ervin	6,704,040	12.9%

Shared Voting Power

Name of Person	Number of Shares	Percent Outstanding
David Ervin	0	0%

Sole Dispositive Power

Name of Person	Number of Shares	Percent Outstanding
David Ervin	6,704,040	12.9%

Shared Dispositive Power

Name of Person	Number of Shares	Percent Outstanding
David Ervin	0	0%

c.	Not applicable.

d.	None.

e.	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On February 9, 2007, the Issuer and Wachovia Bank, N.A. (“Wachovia”), entered into a loan agreement (the “Agreement”) pursuant to which Wachovia agreed to make a new operating line of credit in the amount of $4.0 million available to the Issuer. The Agreement, together with existing lines of credit from Wachovia provides financing to the Issuer in the aggregate amount of $8.0 million. The new operating line of credit will be secured by a standby letter of credit procured by a pledge of securities by Mr. Gregory J. Wessling, Chairman, CEO and President of the Issuer, having a value of not less than $5.4 million.

As an inducement for Mr. Wessling to agree to enter into the pledge arrangement, the Issuer agreed to issue 500,000 shares of the Issuer’s new Series C Convertible Preferred Stock to him. As a further inducement for Mr. Wessling to enter into the pledge arrangement, eight shareholders (including the Trust), who are affiliates of the Issuer, holding 52,472,835 shares of the Issuer’s total combined voting power of 70,769,282 shares, or 74.1% of the Issuer’s total combined voting power, entered into a shareholders’ agreement, dated February 9, 2007 (the “Shareholders’ Agreement”). The Shareholders’ Agreement provides that the shareholders will not, for a period of three years, vote their shares in favor of any issue that could have an “adverse effect” (as defined) on any other party to the agreement without the prior written consent of the other party. In addition, the shareholders agreed, for a period of three years, to grant each other and the Issuer certain rights of first refusal in connection with any proposed sale of their shares to a third party. Finally, the shareholders agreed for a period of three years to give each other shareholder the right to sell their shares on a pro rata basis in the event that such shareholder proposes to enter into certain private sale transactions. Lastly, the Trust had previously agreed to pledge the subject 6,704,040 shares as collateral security for certain of the operating lines of credit of the Issuer with Wachovia, with such pledge arrangement containing standard default and similar provisions. In the Shareholders’ Agreement, the Trust, the Robert V. McLemore Family and the Estate of Robert V. McLemore have agreed, for a period of three years, to continue that pledge arrangement with Wachovia.

The Shareholders’ Agreement is intended to provide, among other things, stability to the Issuer’s management during the period that Mr. Wessling is a party to the new pledge arrangement and has exposed his assets for considerable financial risk in order to procure the new operating line of credit for the Issuer with Wachovia. A copy of the Shareholders’ Agreement is attached is exhibit 10.1 hereto and incorporated by reference herein.

Item 7. Material to be Filed as Exhibits.

Exh. No.	Description of Exhibit

10.1	Shareholders’ Agreement, dated February 9, 2007

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

David Ervin

By: /s/ David Ervin
Name: David Ervin
Title:    Trustee of the Robert McLemore Revocable Trust
Date:   February __, 2007

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